TASEKO MINES LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED JUNE 30, 2005

(Expressed in Canadian Dollars)
(Unaudited)

These financial statements have not been reviewed by the Company's auditors

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

	June 30	September 30
	2005	2004
		(restated - note 3(f))
Assets

Current assets
Cash and equivalents (note 3(a))	$23,072,029	$14,892,947
Accounts receivable	7,755,382	2,766,184
Advances to related parties (note 12)	–	194,857
Concentrate inventory	4,181,817	–
Supplies inventory	2,993,966	–
Prepaid expenses	1,546,151	210,015
	39,549,345	18,064,003

Prepaid lease payments (note 5)	4,531,028	–
Property, plant and equipment (note 5)	9,103,896	26,982,979
Reclamation deposits (notes 3(f), 4, 6(a) and 6(d))	18,228,081	17,647,056
Promissory note (note 6(f))	69,398,987	68,172,380
	$140,811,337	$130,866,418

Liabilities and Shareholders' Equity

Current liabilities
Operating line of credit (note 7)	$–	$1,857,740
Accounts payable and accrued liabilities	11,383,615	14,578,172
Advances from related parties (note 12)	72,611	–
Current portion of vehicle loans (note 7)	212,068	–
Income taxes (note 10)	23,744,000	23,744,000
	35,412,294	40,179,912

Vehicle loans (note 7)	236,589	–
Royalty obligation (note 6(f))	68,545,031	67,357,000
Deferred revenue (note 6(f))	1,618,750	1,750,000
Site closure and reclamation costs (notes 3(f) and 9)	11,201,500	10,420,000

	117,014,164	119,706,912

Shareholders' equity
Share capital (note 8)	159,955,292	150,481,429
Convertible debenture (note 8(c))	21,382,728	20,577,225
Tracking preferred shares (note 4)	26,641,948	26,641,948
Contributed surplus (note 8(f))	5,675,144	4,947,588
Deficit	(189,857,939)	(191,488,684)
	23,797,173	11,159,506
Nature of operations (note 1)
Commitments (notes 5, 6 and 7)
Subsequent events (note 13)
	$140,811,337	$130,866,418

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

TASEKO MINES LIMITED
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended June 30		Nine months ended June 30
	2005	2004	2005	2004
		(restated - note 3(f))		(restated - note 3(f))

Revenue	$32,292,944	$–	$57,722,140	$–
Minesite operating costs	(14,753,091)	–	(38,223,091)	–
Treatment and transportation costs, net	(6,691,473)	–	(10,539,176)	–
Amortization and accretion	(581,725)	(237,044)	(1,491,731)	(711,134)
	10,266,655	(237,044)	7,468,142	(711,134)
Expenses
Exploration	6,634	3,939,477	50,375	6,313,507
Foreign exchange	(33,192)	–	(338,795)	–
General and administration	555,142	911,253	1,615,838	2,232,396
Interest and other income	(1,543,153)	(228,670)	(9,212,869)	(689,358)
Royalty expense	1,023,593	–	3,070,779	–
Premium paid for acquisition of Gibraltar Reclamation
Trust Limited Partnership	–	–	–	5,095,249
Restart project	–	–	6,958,018	–
Stock-based compensation (note 8(d))	170,310	1,526,084	727,556	3,137,066
	179,334	6,148,144	2,870,902	16,088,860

Earnings (loss) before the following	10,087,321	(6,385,188)	4,597,240	(16,799,994)
Gain (loss) on sale of equipment	–	–	(2,160,992)	–

Earnings (loss) for the period	$10,087,321	$(6,385,188)	$2,436,248	$(16,799,994)

Earnings (loss) per share
Basic earnings (loss) per common share (notes 3(j) and 8)	$0.10	$(0.08)	$0.02	$(0.25)
Diluted earnings (loss) per common share (notes 3(j) and 8)	$0.08	$(0.08)	$0.01	$(0.25)

Weighted average number of common shares outstanding
Basic	103,137,700	84,210,353	98,890,529	71,383,512
Diluted	129,460,509	84,210,353	129,460,509	71,383,512

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended June 30		Nine months ended June 30
	2005	2004	2005	2004
Deficit, beginning of period
As originally reported	$(199,676,759)	$(131,858,640)	$(202,711,632)	$(121,069,356)
Adjustment for asset retirement obligation (note 3(f))	–	11,349,864	11,222,948	11,463,569
As restated	(199,676,759)	(120,508,776)	(191,488,684)	(109,605,787)
Earnings (loss) for the period	10,087,321	(6,385,188)	2,436,248	(16,799,994)
Accretion expense on convertible debenture	(268,501)	(244,091)	(805,503)	(732,274)

Deficit, end of period	$(189,857,939)	$(127,138,055)	$(189,857,939)	$(127,138,055)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended June 30		Nine months ended June 30
	2005	2004	2005	2004
Cash provided by (used for)		(restated - note 3(f))		(restated - note 3(f))

Operating activities
Earnings (loss) for the period	$10,087,321	$(6,385,188)	$2,436,248	$(16,799,994)
Items not involving cash
Loss (gain) on sale of equipment	–	–	2,160,992	–
Accrued interest on reclamation deposits	(392,595)	(106,989)	(581,025)	(389,900)
Accrued interest on promissory note	(1,040,567)	–	(3,109,355)	–
Amortization and accretion	581,567	237,044	1,491,731	711,134
Royalty expense	1,023,593	–	3,070,779	–
Stock-based compensation	170,310	1,526,084	727,556	3,137,066
Acquisition premium paid for Gibraltar Reclamation
Trust Limited Partnership	–	–	–	5,095,249
Shares issued for loan guarantee	–	450,000	–	450,000
Deferred revenue	(43,750)	–	(131,250)	–
Changes in non-cash operating working capital
Accounts receivable and prepaids	(3,720,477)	62,363	(6,325,334)	769,542
Inventories	2,372,956	(20,247)	(7,175,783)	(35,568)
Accounts payable and accrued liabilities	1,068,216	1,505,315	(3,194,557)	715,585
	10,106,574	(2,731,618)	(10,629,998)	(6,346,886)

Investing activities
Deposit on property, plant and equipment	–	(8,472,457)	–	(10,833,626)
Purchase of property, plant and equipment	(1,372,995)	(30,432)	(7,059,851)	(59,097)
Proceeds received on sale of property, plant and equipment	–	–	22,067,711	–
Reclamation deposits	–	–	–	(401,311)
	(1,372,995)	(8,502,889)	15,007,860	(11,294,034)

Financing activities
Bank operating loan	(1,432,719)	1,509,289	(1,857,740)	(484,107)
Advances from related parties	(35,133)	(800,455)	267,468	(232,389)
Advances from Gibraltar Reclamation Trust
Limited Partnership	–	–	–	17,097,792
Vehicle loans	(51,413)	–	448,657	–
Common shares issued for cash, net of issue costs	345,495	1,417,548	9,473,863	18,155,039
Prepaid treatment and refining	528,410	–	–	–
Prepaid lease payments	–	–	(4,531,028)	–
	(645,360)	2,126,382	3,801,220	34,536,335

Increase (decrease) in cash and equivalents	8,088,219	(9,108,125)	8,179,082	16,895,415
Cash and equivalents, beginning of period	14,983,810	28,427,761	14,892,947	2,424,221

Cash and equivalents, including restricted cash
of $5 million (note 3(a)), end of period	$23,072,029	$19,319,636	$23,072,029	$19,319,636

Supplementary cash flow disclosures (note 11)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

1.	Nature of operations

Taseko Mines Limited ("Taseko" or the "Company") is a public company incorporated under the laws of the Province of British Columbia. At June 30, 2005, the Company's principal business activities related to the continuing operations of the Gibraltar Copper Mine, and exploration on the Company’s 100% owned Gibraltar-area exploration properties, the Prosperity Gold-Copper Property, and the Harmony Gold Property. The Gibraltar mine and the Prosperity Gold Property are located in south central British Columbia, Canada, near the City of Williams Lake. The Harmony Gold Property is located on Graham Island, Queen Charlotte Islands - Haida Gwaii, British Columbia.

The recoverability of the amounts shown for the Gibraltar mine and related plant and equipment and supplies inventory is dependent upon the existence of economically recoverable mineral resources and future profitable production or proceeds from the disposition of the mine. The Company is exploring its Prosperity and Harmony mineral properties and has not yet determined the existence of economically recoverable reserves.

The Company’s continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.

These financial statements are prepared on the basis that the Company will continue as a going concern. The Company has recorded significant losses and operating cash flow deficiencies in each of the last three fiscal years, however, for the first nine months of 2005, the Company had net earnings of approximately $2.4 million. Management recognizes that the Company must continue to maintain profitable operations and/or generate additional financial resources in order to meet liabilities as they come due and to enable it to continue operations. The Company is actively pursuing maximum efficiency of the Company’s operations at the Gibraltar mine and is continuing with its exploration programs. However, there can be no assurances that the Company will obtain sufficient financial resources and/or maintain profitability or positive cash flows, failing which, the Company will be required to curtail operations and exploration activities. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	Basis of presentation and principles of consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). These consolidated financial statements include the accounts of Taseko, its wholly-owned private company subsidiaries, Gibraltar Mines Ltd. (note 6(a)), 688888 BC Ltd., and Cuisson Lake Mines Ltd., and its interest in Gibraltar Reclamation Trust Limited Partnership (“GRT Partnership”) (note 6(d)). All material intercompany accounts and transactions have been eliminated.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

3.	Significant accounting policies

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

As disclosed in note 6(a), $5 million is held in a restricted product revenue account as a reserve for working capital to fund operating and administrative costs.

(b)	Revenue recognition

Revenue from copper in concentrate sales is recorded when the title is transferred to the customer. At that time copper concentrate sales are provisionally priced equal to the average price of copper over the previous month. Revenue is subject to adjustment upon final settlement of shipment weights, assays and actual realized copper prices.

For copper in concentrate sales, whereby a fixed copper price has not been set, revenue from period to period is adjusted to the lower of the provisional price and the quoted copper market price on the London Metals Exchange based on five months from the date of the transfer of concentrate title to the customer. Upon fixing the copper price the sales revenue price adjustment is finalized.

Sales of silver, as a byproduct, are credited to operating costs on the same time frames as copper concentrate and priced five months after transfer of title.

Sales of molybdenum, as a byproduct, are credited to operating costs on the date of transfer of title and priced at the average price of the ensuing month.

(c)	Inventory

Copper concentrate inventory is reported at the lower of (i) cost, (ii) budgeted cost and (iii) net realizable value, and excludes molybdenum byproduct credits. Molybdenum inventory is costed at zero.

Supplies inventory is reported at the lower of average cost and net realizable value.

(d)	Property, plant and equipment

Plant and equipment are stated at cost less accumulated depreciation. Mining and milling assets are amortized using the units of production method based on estimated tons mined and milled

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

respectively. Amortization for all other assets is calculated using the declining balance method at rates ranging from 10% to 50% per annum.

(e)	Mineral property interests

The Company capitalizes mineral property acquisition costs on a property-by-property basis. Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations are charged to operations as incurred. Development expenditures incurred subsequent to such determination, to increase production, or to extend the life of existing production are capitalized, except as noted below. Such acquisition costs and deferred development expenditures are amortized over the estimated life of the property, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company or its option or joint venture partners.

All costs incurred by the Company during the standby care and maintenance period and restart at the Gibraltar mine were expensed as incurred.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares at the agreement date, issued for mineral property interests, pursuant to the terms of the relevant agreement. Payments relating to a property acquired under an option or joint venture agreement, where such payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

Costs related to feasibility work and the development of processing technology are expensed as incurred. Costs incurred subsequent to the determination of the feasibility of the processing technology will be capitalized and amortized over the life of the related plant.

Administrative expenditures are expensed as incurred.

The amount presented for mineral property interests represents costs incurred to date and the accumulated fair value of shares issued to date relating to acquisition costs, less write-downs, but does not necessarily reflect present or future values.

(f)	Site closure and reclamation costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Company. Effective October 1, 2004, the Company adopted the CICA’s Handbook Section 3110, “Asset Retirement Obligations” (“HB 3110”). HB 3110 requires the recognition of any statutory, contractual or other legal obligation, related to the retirement of tangible long–lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

Prior to adoption of HB 3110, a reserve of $32.7 million for future site closure and mine reclamation costs was established based upon the estimated costs to comply with existing reclamation standards.

The Company adopted HB 3110 retroactively with restatement of prior periods presented. Adoption of HB 3110 resulted in a decrease in supplies inventory of $2,277,397, a decrease in property, plant and equipment of $8,779,655, a decrease in provision for site closure and reclamation of $22,280,000 and a decrease in opening deficit of $11,222,948 as of October 1, 2004. In addition, for the nine months ended June 30, 2004, adoption of HB3110 resulted in an increase in accretion of site closure and reclamation costs of $710,455, decrease in amortization of $541,139 and a decrease in opening deficit at October 1, 2003 of $11,463,569.

(g)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue shares was reached.

The proceeds, net of issue costs, from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of these exploration expenditures are transferred to the purchaser of the shares.

(h)	Stock-based compensation

The Company has a share option plan which is described in note 8(d). The Company accounts for all non-cash stock-based payments and awards that are direct awards of stock, that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, granted on or after October 1, 2002, using the fair value based method.

Under the fair value based method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the fair value based method, compensation cost attributable to awards that are direct awards of shares, or share appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(i)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(j)	Earnings per common share

Basic earnings (loss) per common share is based on the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

(k)	Fair value of financial instruments

The carrying amounts of cash and equivalents, accounts receivable, prepaids, reclamation deposits, bank operating loan and accounts payable and accrued liabilities, approximate their fair values due to their short term nature.

At June 30, 2005, the carrying values of the promissory note and the royalty obligation approximate their fair values.

The fair values of the convertible debenture and the tracking preferred shares are not readily determinable with sufficient reliability due to the difficulty in obtaining appropriate market information. It is not practicable to determine the fair values of the advances due to/from related parties because of the related party nature of such amounts and the absence of a secondary market

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

for such instruments. Details of the terms of these financial instruments are disclosed in these notes to the financial statements.

(l)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests and plant and equipment, the balance of reclamation liability, income taxes, rates for depreciation and the assumptions used in computing share-based compensation. Actual results could differ from these estimates.

(m)	Segment disclosures

The Company operates in a single reportable operating segment, the exploration, development and operation of mineral property interests, within the geographic area of British Columbia, Canada.

(n)	Comparative figures

Certain of the prior periods' comparative figures have been restated to conform with the presentation adopted for the current period.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

4.	Arrangement agreement (tracking preferred shares and Harmony Gold Property)

In October 2001, the Company and its subsidiary Gibraltar Mines Ltd. (“Gibraltar") completed the acquisition of the Harmony Gold Property and related assets from Continental Minerals Corporation ("Continental"), a British Columbia company with certain directors in common with Taseko, for 12,483,916 series "A" non-voting tracking preferred shares of Gibraltar and $2.23 million cash. The tracking preferred shares are designed to track and capture the value of the Harmony Gold Property and will be redeemed for common shares of Taseko upon a realization event, such as a sale to a third party or commercial production at the Harmony Gold Property, or at the option of Gibraltar, if a realization event has not occurred within ten years. Accordingly, the tracking preferred shares have been classified within shareholders’ equity on the consolidated balance sheet.

As this acquisition was a related party transaction not in the normal course of business and did not result in the culmination of an earnings process, the acquisition was recorded by the Company at the net book value of the assets transferred, net of cash consideration, as follows:

Assets acquired	Amount
Property and equipment	$8,488
Reclamation deposit	175,000
Mineral property interests	28,811,296

$28,994,784
Consideration given
Cash	$2,230,000
12,483,916 tracking preferred shares of Gibraltar	26,641,948
114,800 common shares of the Company to a dissenting shareholder	122,836

$28,994,784

As previously noted, the Gibraltar tracking preferred shares are redeemable for common shares of Taseko upon the occurrence of certain value realization events for the Harmony Gold Property. The tracking preferred shares are redeemable at specified prices per common share of Taseko starting at $3.39 and escalating by $0.25 per year, currently at $4.14. If a realization event does not occur on or before October 16, 2011, Gibraltar has the right to redeem the tracking preferred shares for Taseko common shares at a deemed price equal to the greater of the average 20 day trading price of the common shares of Taseko and $10.00. The Taseko common shares to be issued to Continental upon a realization event will in turn be distributed pro-rata, after adjustment for any taxes, to the holders of redeemable preferred shares of Continental that were issued to Continental shareholders at the time of the Arrangement Agreement.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

5.	Property, plant and equipment

Equipment - Prosperity and Harmony Properties
		June 30, 2005		September 30, 2004
		Accumulated	Net book		Accumulated	Net book
	Cost	Depreciation	value	Cost	depreciation	value
Field	$11,879	$10,947	$932	$11,879	$10,677	$1,202
Computer and office	15,172	14,466	706	15,172	14,262	910
Total Prosperity and
Harmony Properties	$27,051	$25,413	$1,638	$27,051	$24,939	$2,112

Plant and equipment - Gibraltar Mine
		June 30, 2005		September 30, 2004
		Accumulated	Net book		Accumulated	Net book
	Cost	Depreciation	value	Cost	depreciation	value
Buildings and equipment	$6,059,681	$790,552	$5,269,129	$5,931,580	$492,030	$5,439,550
Mine equipment	10,269,824	3,020,510	7,249,314	32,458,793	2,544,160	29,914,633
Plant and equipment	4,397,173	892,005	3,505,168	975,493	666,369	309,124
Vehicles	916,288	252,731	663,557	198,519	115,426	83,093
Computer equipment	853,729	265,015	588,714	101,162	90,040	11,122
Total Gibraltar mine	$22,496,695	$5,220,813	$17,275,882	$39,665,547	$3,908,025	$35,757,522

Net asset retirement obligation adjustment (note 3(f))			$(8,176,624)			$(8,779,655)

Mineral property interests (note 6)			$3,000			3,000

Property, plant and
equipment			$9,103,896			$26,982,979

In accordance with the Gibraltar mine permit, the Company has pledged the mine's plant and certain equipment which, when taken at market value and combined with reclamation deposits (approximately $18.2 million at June 30, 2005), provide the Government of British Columbia with the required security for the estimated reclamation liability on the Gibraltar mine of $32.7 million.

In March 2004, the Company purchased a mining shovel for approximately US$10.1 million ($13.0 million). In May 2004, the Company purchased five mine haul trucks for approximately US$8.2 million ($10.7 million).

During the period ended December 31, 2004, the Company sold the mining shovel and the five haul trucks for approximately US$18.3 million ($22.0 million), of which approximately US$14.7 million ($17.5 million) was received in November 2004, net of a 20% down payment (US$3.6 million, or $4.5 million) which was funded by the Company and represent prepaid lease payments. The purchaser leased the shovel and trucks to a subsidiary of Ledcor CMI Ltd. ("Ledcor"), the Company's joint venture partner at the Gibraltar mine (note 6(a)), and this equipment forms part of Ledcor's contribution to the joint venture.

The Company has the right to acquire the shovel and haul trucks for residual values totaling US$7.1 million ($8.5 million) on this equipment at the end of the lease term in November 2008.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

6.	Mineral property interests

	June 30,	September 30,
	2005	2004
Gibraltar Copper Mine (note 6(a))	$1,000	$1,000
Prosperity Gold-Copper Property (note 6(b))	1,000	1,000
Harmony Gold Property (note 6(c))	1,000	1,000
	$3,000	$3,000

(a)	Gibraltar Copper Mine

In July 1999, the Company acquired a 100% interest in the Gibraltar Copper Mine mineral property, located near Williams Lake, British Columbia, Canada from Boliden Westmin (Canada) Limited ("BWCL") for $3.3 million. The acquisition included plant and equipment and supplies inventory of the Gibraltar mine, and $8 million of funds set aside for future reclamation. As part of its 1999 operating permits, the Company had agreed to incur a total of $4 million on reclamation and environmental programs during the six year period July 1999 to July 2005. The Gibraltar mine final reclamation and closure plan is updated every five years. The most recent reclamation plan and closure report was approved by the British Columbia Ministry of Energy and Mines in 2004. Pursuant to this approved closure plan, the Ministry agreed that the Company had satisfied the $4 million reclamation obligation required under the 1999 operating permits.

The agreement contained certain indemnification clauses. The $8 million of funds set aside for future reclamation were considered a "Qualified Environmental Trust" for Canadian income tax purposes. During the year ended September 30, 2003, the Government of British Columbia released these funds from the Trust, which resulted in an income inclusion to the Company, and consequently resulted in the Company utilizing $3.57 million of tax pools otherwise available to it. The Company has made claim to BWCL for this estimated tax liability under the indemnification terms of the agreement.

During the year ended September 30, 2001, Gibraltar Mines Ltd., Gibraltar Engineering Services Limited Partnership (the "GESL Partnership") (see note 6(d)), and Cominco Engineering Services Ltd. ("CESL") concluded a Memorandum of Agreement ("MOA") to jointly complete an evaluation for a potential hydrometallurgical copper refinery (using CESL technology) at the Gibraltar mine. Expenses incurred in excess of the $2.7 million agreed to in the original MOA were funded by the Company and the GESL Partnership. During fiscal 2002 and 2003, the Company acquired the business carried on by the GESL Partnership (note 6(d)).

The Company retained Procorp Services Limited Partnership ("Procorp") to provide technical, financial, management and marketing services related to all facets of the start-up, expansion and development of the Gibraltar mine and the proposed hydrometallurgical refinery. Procorp is a mining services, financing and marketing partnership comprised of experienced, specialized independent contractors as well as members who are also directors and officers of the Company. Compensation to Procorp included an initial payment of US$0.9 million for services rendered in

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

fiscal 2001 and 2002 (which has been paid) and a second payment of US$0.9 million upon successful recommencement of commercial production of the Gibraltar mine using the CESL technology prior to October 31, 2005. In addition, the Company agreed, subject to regulatory approval, to issue to Procorp 3.5 million warrants to purchase common shares of the Company at a price of $1.70 per share for two years and a royalty of US$0.01 per pound of copper sold, upon successful recommencement of commercial production using the hydrometallurgical refinery by October 31, 2005.

The Gibraltar mine had been on care and maintenance since being acquired in 1999 and commenced restart activities during the year ended September 30, 2004. During fiscal 2001, due to continued uncertainty regarding start-up and an extended cycle of depressed metal prices, the Company wrote down the accumulated mineral property interest acquisition costs of $5.9 million to a nominal amount of $1,000.

Part of the Gibraltar mine consists of waste rock dumps which the Company has an obligation to reclaim. On November 1, 2002, the Company entered into a Landfill Management Agreement and an associated Partnering Agreement with the Cariboo Regional District (“CRD”), whereby the CRD funded the Company to construct (which was completed by the Company), operate, manage and maintain, on an ongoing basis, a municipal landfill on certain of the waste rock dumps for the CRD for the life of the landfill, expected to be in excess of 80 years. As a result of these agreements, the Company’s reclamation obligation was reduced and accordingly, during fiscal 2003, the Government of British Columbia released $2.5 million of the reclamation deposits held.

During the year ended September 30, 2004, the Company formed a joint venture with Ledcor CMI Ltd. and Ledcor Mining Ltd. (together “Ledcor”), whereby Ledcor would finance certain equipment and commission, restart, and operate the Gibraltar mine. As operator, Ledcor’s primary responsibility was the commissioning and the operating of the mine in addition to other aspects of mine operations, including drilling, blasting, loading and hauling of ore and waste as well as the recruitment of personnel and the maintenance of equipment and facilities. Ledcor contributed to the joint venture its own mine equipment and purchased or leased additional equipment as necessary. Taseko contributed to the joint venture certain mineral rights and usage rights to the existing mill and equipment, oversee concentrate sales, off-site activities and administration.

Pursuant to the joint venture agreement, the Company is required to maintain a bank account with a balance of at least $5 million in a "product revenue account", for the purposes of providing working capital for operations and general administrative costs.

(b)	Prosperity Gold-Copper Property

The Company owns 100% of the Prosperity Gold-Copper Property, consisting of 196 mineral claims covering the mineral rights for approximately 85 square km in the Clinton Mining Division in south central British Columbia, Canada. The $28.66 million cash and share

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

consideration to acquire the Prosperity property was written down to a nominal $1,000 value in fiscal 2001, to reflect the extended depressed conditions in the metals markets.

(c)	Harmony Gold Property

Under the terms of an arrangement agreement (note 4), the Company acquired a 100% interest in the Harmony Gold Property in fiscal 2002.

The Company does not believe there has been a fundamental change in the nature of the Harmony Gold Property; however, as the Company had not conducted significant exploration or development on the property in the last several years the Harmony Gold Property was written down to a nominal value of $1,000 during the year ended September 30, 2004.

(d)	Acquisition agreements

Gibraltar Engineering Services Limited Partnership

In December 2001, the GESL Partnership completed a private placement of limited partnership units for aggregate proceeds of $1.85 million. In February 2002, the Company issued 4,966,659 Taseko common shares at $0.44 per share to acquire Gibraltar Refinery (2002) Ltd., which had acquired certain of the private placement units of the GESL Partnership. The Company also issued 50,000 Taseko common shares to its financial adviser in connection with this acquisition. A further $3 million of expenditures were incurred by the GESL Partnership, which were financed by a separate partnership, the GESL Refinery Process ("GRP") Partnership, for a total financing amount of $4.85 million. In December 2002, a general partnership interest in the GRP Partnership was acquired and financed by a third party for $3.0 million. In April 2003, under a plan of arrangement, the Company issued 7,446,809 Taseko common shares for total consideration of $3.5 million to complete the acquisition of Gibraltar Engineering Services Limited ("GESL"), which had acquired the remaining business of the GESL Partnership.

Gibraltar Reclamation Trust Limited Partnership

In December 2003, the GRT Partnership completed a private placement of limited partnership units for aggregate proceeds of $18.6 million, and entered into a joint venture arrangement with Gibraltar Mines Ltd. to proceed towards restarting the Gibraltar mine with the funds raised. Gibraltar Mines Ltd., as its contribution to the joint venture, was to contribute the use of its mine assets and fund the start-up expenses of the Gibraltar mine, and the GRT Partnership funded a qualifying environmental trust (“QET”), which consequently allowed Gibraltar Mines Ltd. to access other funds then held by the Government of British Columbia as a security for the mine’s environmental reclamation obligations. Under the joint venture agreement, the GRT Partnership was to be entitled to certain revenues or production share from the Gibraltar mine following the resumption of production. In March 2004, the Company issued 7,967,742 common shares at $2.79 per share for total consideration of $22.23 million to acquire all of the units of the GRT Partnership. In conjunction with this agreement, certain directors and officers of the Company personally guaranteed certain obligations to third parties on behalf of the Company to the extent

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

of $4.5 million. In consideration for the guarantee, the Company issued 225,000 common shares at $2.00 per share to those directors and officers.

(e)	Farmout Agreement

In December 2003, the Company entered into a Farmout Agreement (the "Agreement") with Northern Dynasty Minerals Ltd. ("Northern Dynasty") and Rockwell Ventures Inc. ("Rockwell"), each public companies with certain directors in common with the Company. Under the terms of the Agreement, the Company granted to Northern Dynasty, and to Rockwell, rights to earn joint venture working interests, subject to a maximum of $650,000 in the case of Northern Dynasty and $200,000 in the case of Rockwell, on certain exploration properties located in the vicinity of the Gibraltar mine property. For a period of 150 days after Northern Dynasty and Rockwell earned their working interests, the Company had the right to purchase their interests at 110% in cash or in common shares of the Company, at the Company's option. If the Company elected to issue common shares, the common shares to be issued were to have been valued at the weighted average ten-day trading price as traded on the TSX Venture Exchange.

In December 2003, Northern Dynasty earned an interest in these properties to the extent of $650,000 and Rockwell earned an interest in these properties to the extent of $200,000. In March 2004, Taseko exercised its right to purchase the interests earned by Northern Dynasty and Rockwell by issuing 256,272 common shares to Northern Dynasty and 78,853 common shares to Rockwell.

(f)	Royalty Agreement (promissory note and royalty obligation)

In September 2004, the Company entered into agreements with an unrelated investment partnership, the Red Mile Resources No. 2 Limited Partnership (“Red Mile”). Gibraltar Mines Ltd. sold to Red Mile a royalty for $67.357 million cash, which cash was received on September 29, 2004. These funds were subsequently loaned to a financial institution (and a promissory note received) and the Company has pledged these funds along with interest thereon for a total of $70.2 million to secure its obligations under the agreements.

Pursuant to the agreements, the Company received an aggregate of $10.5 million in fees and interest for services performed in relation to the Red Mile transaction, of which $5.25 million was received in each of September 2004 and December 2004.

The amount of $5.25 million received in September 2004 included $1.75 million for indemnifying an affiliate of Red Mile from any claims relating to a breach by Gibraltar Mines Ltd. under the royalty agreement. The funds received in respect of the indemnification are presented as deferred revenue, and are recognized over the expected remaining life of the royalty agreement, with $1,618,750 remaining as deferred as at June 30, 2005.

Annual royalties will be payable by Gibraltar Mines Ltd. at rates ranging from $0.01 per pound to $0.14 per pound of copper produced during the period from the commencement of commercial production (as defined in the agreement) to December 2014. Gibraltar Mines Ltd. is entitled to

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

have released to it funds held under the promissory note and interest thereon to fund its royalty obligations to the extent of its royalty payment obligations.

The Company has a pre-emptive option to effectively purchase (“call”) the royalty interest by acquiring the Red Mile partnership units at a future date in consideration of a payment commensurate with the funds received by the Company. Under certain circumstances, the investors in Red Mile also have a right to sell (“put”) their Red Mile partnership units to the Company; however such right is subject to the Company's pre-emptive right to exercise the “call” in advance of any “put” being exercised and completed.

The Company has granted to Red Mile a net profits interest (“NPI”), which survives any “put” or “call” of the Red Mile units. For the years 2011 to 2014, the NPI is 2% if the price of copper averages US$2.50 to US$2.74 per pound, 3% if the price of copper averages US$2.75 to US$2.99 per pound and 4% if the price of copper averages US$3.00 per pound or greater for any year during that period. The US-dollar pricing amounts specified above are based upon an exchange rate of US$0.75 for Cdn$1.00, and shall be adjusted from time to time by any variation of such exchange rates. No NPI is payable until the Company reaches a pre-determined aggregate level of revenues less defined operating costs and expenditures.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

7.	Operating line of credit and vehicle loans

The Company had an unsecured $2 million operating line of credit with a Canadian chartered bank at an interest rate of prime, due on demand, with no fixed terms of repayment. All amounts owing were paid off in the quarter and subsequent to June 30, 2005, the line of credit was cancelled.

The Company has a series of loans related to certain of the on-road vehicles used at the mine site, at interest rates ranging from 0% to 9.75%. Most of these loans have a term of 36 months, and are secured by the vehicles to which they relate. The required payments on these loans over the next five fiscal years are as follows:

Remainder of
	fiscal 2005	fiscal 2006	fiscal 2007	fiscal 2008	Total
Principal	$ 52,041	$ 214,715	$ 132,965	$ 48,936	$ 448,657
Interest	6,704	20,267	9,663	978	37,612
Total	$ 58,745	$ 234,982	$ 142,628	$ 49,914	$ 486,269

Of the above vehicle loan total principal amounts of $448,657, $212,068 is current while $236,589 is due after one year.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

8.	Share capital

(a)	Authorized

Authorized share capital of the Company consists of 200,000,000 common shares without par value.

(b)	Issued and outstanding

	Number
Common shares	of Shares	Amount
Balance, September 30, 2003	53,880,973	$99,446,319
Issued during the year
Share purchase options at $0.50 per share	4,265,000	2,132,500
Share purchase options at $0.40 per share	152,500	61,000
Share purchase options at $0.25 per share	75,000	18,750
Share purchase options at $0.55 per share	380,000	209,000
Share purchase options at $0.65 per share	25,500	16,575
Fair value of stock options allocated to shares issued on exercise		290,000
Share purchase warrants at $0.58 per share	276,596	160,426
Share purchase warrants at $0.55 per share	414,850	228,168
Share purchase warrants at $0.40 per share	302,250	120,900
Share purchase warrants at $0.50 per share	7,393,751	3,696,876
Share purchase warrants at $0.75 per share	473,332	354,999
Private placement at $0.60 per share, net of issue costs	6,700,000	3,910,728
Private placement at $2.00 per share, net of issue costs	3,900,000	7,323,943
Private placement at $1.25 per share, net of issue costs	8,000,000	8,933,206
For acquisition of Gibraltar Reclamation Trust Limited Partnership
at $2.79 per share, net of issue costs (note 6(d))	7,967,742	22,193,039
Loan guarantee at $2.00 per share (note 8(d))	225,000	450,000
Farmout agreement at $2.79 per share (note 6(e))	335,125	935,000
Balance, September 30, 2004	94,767,619	$150,481,429
Issued during the period
Share purchase options at $0.25 per share	20,000	5,000
Share purchase options at $0.30 per share	100,000	30,000
Share purchase options at $0.38 per share	20,000	7,600
Share purchase options at $0.40 per share	22,500	9,000
Share purchase options at $0.55 per share	610,000	335,500
Share purchase options at $0.81 per share	30,000	24,300
Share purchase options at $1.36 per share	270,000	367,200
Share purchase options at $1.40 per share	44,500	62,300
Share purchase options at $1.65 per share	10,000	16,500
Share purchase warrants at $0.75 per share	2,163,336	1,622,502
Private placement at $1.45 per share, net of issue costs	5,204,361	6,993,961
Balance, June 30, 2005	103,262,316	$159,955,292

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

(c)	Convertible debenture

On July 21, 1999, in connection with the acquisition of the Gibraltar mine, the Company issued a $17 million interest-free debenture to BWCL, which is due on July 21, 2009, but is convertible into common shares of the Company over a 10 year period commencing at a price of $3.14 per share in year one and escalating by $0.25 per share per year thereafter ($4.39 per share as at June 30, 2005). BWCL’s purchase of the convertible debenture was receivable as to $4,000,000 in July 1999, $1,000,000 on October 19, 1999, $3,500,000 on July 21, 2000, and $8,500,000 by December 31, 2000, all of which were received. BWCL has the right to convert, in part or in all from time to time, the debenture into fully paid common shares of the Company from year one to year ten, but has not requested any conversions to date.

From the commencement of the sixth year to the tenth year, the Company has the right to automatically convert the debenture into common shares at the then-prevailing market price. Since the Company has the right and the intention to settle the convertible debenture through the issuance of common shares, notwithstanding the Company’s right to settle the debenture with cash, it has been included as a separate component of shareholders’ equity on the balance sheet.

Accounting standards in Canada for compound financial instruments require the Company to allocate the proceeds received from the convertible debenture between (i) the fair value of the option to convert the debenture into common shares and (ii) the fair value of the future cash outflows related to the debenture. At issuance, the Company estimated the fair value of the conversion option by deducting the present value of the future cash outflows of the convertible debenture, calculated using a risk-adjusted discount rate of 10%, from the face value of the principal of the convertible debenture. The residual carrying value of the convertible debenture is required to be accreted to the face value of the convertible debenture over the life of the debenture by, in the Company’s case, a direct charge to deficit. During the year ended September 30, 2003, the Company restated the prior years' convertible debenture and deficit balances within shareholders’ equity on the balance sheet and the statements of deficit for the years ended September 30, 2002 and 2001 to reflect the required accretion of the convertible debenture.

	Nine months ended	Year ended
	June 30,	September 30,
	2005	2004

Present value of convertible debenture
Beginning of period	$10,754,763	$9,777,058
Accretion for the period	805,503	977,705
End of period	11,560,266	10,754,763
Conversion right	9,822,462	9,822,462
Convertible debenture	$21,382,728	$20,577,225

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

	June 30,	September 30,
	2005	2004

Summary of the convertible debenture terms
Principal amount of convertible debenture	$17,000,000	$17,000,000
Price per common share of the unexercised conversion right	$4.39	$4.39
Number of common shares potentially issuable under
unexercised conversion right	3,872,437	3,872,437

(d)	Share purchase option plan

The Company has a share purchase option plan approved by the shareholders that allows it to grant a maximum of 10% of the issued and outstanding common shares of the Company at the time an option is granted, less common shares reserved or issued in the plan, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 30 to 90 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options is as follows:

	For the nine month
	period ended
	June 30,		For the years ended September 30,
	2005		2004		2003
	Number	Average	Number	Average	Number	Average
	of shares	Price	of shares	Price	of shares	Price
Opening balance	8,627,500	$1.13	4,685,000	$0.48	4,145,000	$0.50
Granted during the period	1,125,000	1.15	8,855,500	1.12	770,000	0.41
Exercised during the period	(1,127,000)	0.76	(4,898,000)	0.50	(40,000)	0.50
Expired/cancelled during period	(70,000)	1.49	(15,000)	1.36	(190,000)	0.50
Closing balance	8,555,500	$1.18	8,627,500	$1.13	4,685,000	$0.48
Contractual remaining life (years)		1.62		1.93		1.03
Range of exercise prices	$0.25-$1.65		$0.25-$1.65		$0.25-$0.50

As at June 30, 2005, 7,740,500 of the options outstanding had vested with optionees.

Subsequent to June 30, 2005, to July 31, 2005, a total of 30,000 options were exercised for gross proceeds of $7,500.

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during the period have been reflected in the statement of operations as follows:

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

	Nine months ended	Year ended
	June 30,	September 30,
	2005	2004
Total compensation cost recognized in operations,
credited to contributed surplus	$727,556	$5,172,244

The weighted average assumptions used to estimate the fair value of options during the period were:

Risk free interest rate	3%
Expected life	2.6 years
Volatility	92%
Expected dividends	nil

(e)	Share purchase warrants

The continuity of share purchase warrants is as follows:

		Outstanding				Outstanding
	Exercise	September 30,				June 30,
Expiry dates	price	2004	Issued	Exercised	Expired	2005
January 8, 2006	$0.40	375,000	–	–	–	375,000
December 31, 2005	$0.75	6,226,668	–	(2,163,336)	–	4,063,332(i)
March 10, 2005	$2.25	3,900,000	–	–	(3,900,000)	–
September 28, 2006	$1.40	8,000,000	–	–	–	8,000,000(ii)
September 18, 2006	$1.66	–	5,204,361	–	–	5,204,361
		18,501,668	5,204,361	(2,163,336)	(3,900,000)	17,642,693

(i)

Subject to a 45-day accelerated expiry upon notice if, at any time after the regulatory four-month hold period, the closing price of the Company's common shares, as traded on the TSX Venture Exchange, is at least $1.50 for ten consecutive trading days. As at June 30, 2005, management had not given notice of this accelerated expiry.

(ii)

Subject to a 45-day accelerated expiry upon notice if, at any time after the regulatory four-month hold period, the closing price of the Company's common shares, as traded on the TSX Venture Exchange, is at least $2.80 for ten consecutive trading days.

Subsequent to June 30, 2005, to July 31, 2005, a total of 100,000 warrants were exercised for gross proceeds of $75,000.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

The continuity of share purchase warrants during the previous fiscal year is as follows:

		Outstanding			Outstanding
	Exercise	September 30,			September 30,
Expiry dates	price	2003	Issued	Exercised	2004
October 19, 2003	$0.58	276,596	–	(276,596)	–
December 27, 2003	$0.55	414,850	–	(414,850)	–
January 8, 2006	$0.40	375,000	–	–	375,000
December 31, 2003	$0.40	302,250	–	(302,250)	–
December 31, 2004	$0.50	7,393,751	–	(7,393,751)	–
December 31, 2005	$0.75	–	6,700,000	(473,332)	6,226,668
March 10, 2005	$2.25	–	3,900,000	–	3,900,000
September 28, 2006	$1.40	–	8,000,000	–	8,000,000
		8,762,447	18,600,000	(8,860,779)	18,501,668

(f)	Contributed surplus

Balance, September 30, 2003	$65,344
Changes during fiscal 2004:
Non-cash stock-based compensation (note 8(d))	5,172,244
Fair value of stock options allocated to shares issued on exercise	(290,000)
Contributed surplus, September 30, 2004	4,947,588
Changes during fiscal 2005:
Non-cash stock-based compensation (note 8(d))	727,556
Contributed surplus, June 30, 2005	$5,675,144

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

9.	Site closure and reclamation obligations

The continuity of the provision for site closure and reclamation costs is as follows:

	Nine months	Nine months
	ended	ended	Year ended
	June 30,	June 30,	September 30,
	2005	2004	2004
Balance, beginning of period,
as previously reported	$32,700,000	$32,700,000	$32,700,000
Impact of adoption of HB3110	(22,280,000)	(23,227,273)	(23,227,273)
As restated	10,420,000	9,472,727	9,472,727
Site closure and reclamation
liability incurred	–	–	–
Accretion expense	781,500	710,455	947,273
Balance, end of period	$11,201,500	$10,183,182	$10,420,000

The expected reclamation costs used in the determination of this provision total $32.7 million and are expected to be spent over a period of about three years beginning in 2017 after the reserves of the Gibraltar mine pits are depleted. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 10%.

In accordance with the Gibraltar mine permit, the Company has pledged the mine’s plant and certain equipment (note 5) which, when taken at market value and combined with reclamation deposits (approximately $18.2 million at June 30, 2005), provide the Government of British Columbia with the required security for the estimated reclamation liability on the Gibraltar mine of $32.7 million.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

10.	Income taxes

As at September 30, 2004 and 2003, the tax effect of the significant components within the Company’s future tax assets were as follows:

	2004	2003
Mineral properties	$7,472,000	$–
Loss carry forwards	1,412,000	1,778,000
Equipment	15,000	1,085,000
Reclamation obligation	5,359,000	–
Royalty obligation	23,979,000	–
Other tax pools	740,000	775,000
	38,977,000	3,638,000
Valuation allowance	(38,977,000)	(3,638,000)
Future income tax asset	$–	$–

The Company has accrued a tax provision of a subsidiary company of $23.744 million. This provision reflects an amount which management believes is less than likely of ever becoming payable. The subsidiary has a June 30, 2005 taxation year end. Prior to making its ultimate tax calculations, the subsidiary will consider tax planning strategies which might be put in place. In addition, the subsidiary would exhaust all appeals if any taxes in connection with this accrual were actually assessed against the subsidiary. The amount represents a potential liability which has been recognized in a conservative manner in accordance with Canadian generally accepted accounting principles. It does not represent a payable amount based on any filed, or expected to be filed, tax return, nor has any taxation authority assessed the amount or any portion thereof as payable.

At September 30, 2004, the Company’s tax attributes included non-capital losses for income tax purposes in Canada totaling approximately $3,063,000 expiring in various periods from 2005 to 2014.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

11.	Supplementary cash flow disclosures

In addition to the non-cash operating, financing and investing activities primarily disclosed, the Company’s non-cash operating, financing and investing activities were as follows:

	June 30,	September 30,	September 30,
	2005	2004	2003
Issuance of common shares on acquisition of remaining
business of GESL Partnership (note 6(d))	$–	$–	$3,500,000
Issuance of common shares on acquisition of Gibraltar
Reclamation Trust Limited Partnership (note 6(d))	–	22,230,000	–
Issuance of common shares for loan guarantee (note 6(d))	–	450,000	–
Accretion of convertible debenture (note 8(c))	805,503	977,705	888,823
Fair value of stock options allocated to shares issued on
exercise (note 8(f))	–	290,000	–

	June 30,	September 30,	September 30,
	2005	2004	2003
Supplemental cash flow information
Cash paid during the period for
Interest	$174,020	$49,294	$101,942
Taxes	$554	$45,352	$6,135

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

12.	Related party transactions and advances

	Nne months	Year ended
	ended June 30,	September 30,
Transactions	2005	2004
Hunter Dickinson Inc.
Services rendered to the Company and its subsidiaries
and reimbursement of third party expenses (a)	$645,938	$806,970
Hunter Dickinson Group Inc.
Consulting services rendered to the Company (b)	$9,600	$12,800
Tom Milner Enterprises Inc.
Consulting services rendered to the Company (c)	$136,672	$115,155

	June 30,	September 30,
Advances	2005	2004
Advances to (from) (d)
Hunter Dickinson Inc. (a)	$(69,187)	$198,281
Hunter Dickinson Group Inc. (b)	(3,424)	(3,424)
Advances to (from) related parties	$(72,611)	$194,857

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Taseko. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)	Hunter Dickinson Group Inc. is a private company with certain directors in common that provides consulting services to the Company.

(c)	Tom Milner Enterprises Inc. is a private company controlled by a director of the Company that provides consulting services to the Company.

(d)	Advances are non-interest bearing and due on demand.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended June 30, 2005
(Expressed in Canadian Dollars)
(Unaudited)

13.	Subsequent events

Subsequent to June 30, 2005, to July 31, 2005:

	(a)	30,000 options were exercised for gross proceeds of $7,500 (note 8(d)).

	(b)	100,000 warrants were exercised for gross proceeds of $75,000 (note 8(e)).